SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 Under

the Securities Exchange Act of 1934

For the month of July 2024

Commission File Number: 001-37829

NISUN INTERNATIONAL ENTERPRISE

DEVELOPMENT GROUP CO., LTD

(Registrant’s name)

21F, 55 Loushanguan Rd

Changning District

Shanghai 200336

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F ☒    Form 40-F ☐

EXPLANATORY NOTE

As previously reported, on May 17, 2024, The Nasdaq Stock Market LLC (“Nasdaq”) notified Nisun International Enterprise Development Group Co., Ltd. (the “Company”) that since the Company had not yet filed its Form 20-F for the year ended December 31, 2023 (the “Form 20-F”), it no longer complied with the periodic filing requirement for The Nasdaq Stock Market pursuant to Listing Rule 5250(c)(1) (the “Rule”). Under the Rule, the Company had 60 calendar days to submit a plan to regain compliance. The Company subsequently filed the Form 20-F on July 12, 2024.

On July 16, 2024, the Company received a letter from Nasdaq notifying the Company that, based on the July 12, 2024 filing of the Form 20-F, Nasdaq has determined that the Company complies with the Rule. Accordingly, the matter has been closed.

The Company issued a press release announcing this matter on July 22, 2024. A copy of the press release is furnished as Exhibit 99.1 to this Report on Form 6-K.

EXHIBIT INDEX

Exhibit	Description

99.1	Press release dated July 22, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NISUN INTERNATIONAL ENTERPRISE DEVELOPMENT GROUP CO., LTD

Date: July 22, 2024	By:	/s/ Xin Liu
	Name:	Xin Liu
	Title:	Chief Executive Officer (Principal Executive Officer) and Duly Authorized Officer

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